UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

ATLANTICUS HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

04914Y102

(CUSIP Number)

David G. Hanna

Atlanticus Holdings Corporation

Five Concourse Parkway, Suite 300

Atlanta, Georgia 30328

With a copy to:

Paul Davis Fancher

Troutman Sanders LLP

600 Peachtree Street N.E., Suite 3000

Atlanta, Georgia 30308

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David G. Hanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,000,000 (a)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 8,098,072 (b)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,000,000 (a)
WITH	10	SHARED DISPOSITIVE POWER 8,098,072 (b)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,098,072 (a)(b)(c)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% (d)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Includes 1,000,000 shares of Atlanticus Holdings Corporation’s (the “Issuer”) common stock underlying a stock option award that is currently exercisable.

(b) Includes (i) 4,000,000 shares of the Issuer’s common stock underlying Series A Convertible Preferred Stock held by Dove Ventures, LLC (“Dove”) and (ii) 4,098,072 shares of the Issuer’s common stock held by DKH Capital, LLC (“DKH”). David G. Hanna shares voting and dispositive power over the 4,000,000 shares of the Issuer’s common stock underlying Series A Convertible Preferred Stock held by Dove with his brother Frank J. Hanna, III. The governing documents for DKH provide Kimberly M. Hanna with sole voting and dispositive power over the 4,098,072 shares of common stock held by DKH. Given Mr. Hanna’s positions as Chairman of the Board and Chief Executive Officer of the Issuer, this Amendment No. 1 to Schedule 13D (this “Amendment”) attributes shared voting and dispositive power for these shares of common stock to David G. Hanna and Kimberly M. Hanna.

(c) Excludes 4,098,072 shares of the Issuer’s common stock that have been pledged to an entity controlled by David G. Hanna and members of David G. Hanna’s immediate family (the “Pledgee”) to secure a loan to an entity controlled by Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family. The pledge agreement, prior to default, does not grant to the Pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

(d) Based on 15,869,838 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission (“SEC”) on November 14, 2019. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer’s common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer’s common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer’s common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of February 17, 2020 (including shares subject to restrictions that lapse within 60 days of February 17, 2020) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kimberly M. Hanna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,098,072 (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,098,072 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,072 (a)(b)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (c)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(a) Includes 4,098,072 shares of the Issuer’s common stock held by DKH. The governing documents for DKH provide Kimberly M. Hanna with sole voting and dispositive power over the 4,098,072 shares of common stock held by DKH. Given David G. Hanna’s positions as Chairman of the Board and Chief Executive Officer of the Issuer, this Amendment attributes shared voting and dispositive power for these shares of common stock to David G. Hanna and Kimberly M. Hanna.

(b) Excludes 4,098,072 shares of the Issuer’s common stock that have been pledged to an entity controlled by David G. Hanna and members of David G. Hanna’s immediate family (the “Pledgee”) to secure a loan to an entity controlled by Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family. The pledge agreement, prior to default, does not grant to the Pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

(c) Based on 15,869,838 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 14, 2019. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer’s common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer’s common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer’s common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of February 17, 2020 (including shares subject to restrictions that lapse within 60 days of February 17, 2020) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DKH Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,098,072 (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,098,072 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,098,072 (a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes 4,098,072 shares of the Issuer’s common stock held by DKH.

(b) Based on 15,869,838 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 14, 2019. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer’s common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer’s common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer’s common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of February 17, 2020 (including shares subject to restrictions that lapse within 60 days of February 17, 2020) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dove Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,000,000 (a)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 4,000,000 (a)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (a)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1% (b)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(a) Includes 4,000,000 shares of the Issuer’s common stock underlying Series A Convertible Preferred Stock held by Dove.

(b) Based on 15,869,838 shares of the Issuer’s common stock outstanding as of November 8, 2019, as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 14, 2019. Beneficial ownership is determined in accordance with the rules of the SEC, which deem a person to beneficially own any shares of the Issuer’s common stock the person has or shares voting or dispositive power over and any additional shares of the Issuer’s common stock obtainable within 60 days through the conversion or exercise of preferred stock, options or other purchase rights. Shares of the Issuer’s common stock subject to preferred stock, options or other purchase rights that are currently exercisable or are exercisable within 60 days of February 17, 2020 (including shares subject to restrictions that lapse within 60 days of February 17, 2020) are deemed outstanding for purposes of computing the percentage ownership of the person holding such preferred stock, options or other purchase rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

Explanatory Note:

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by David G. Hanna, Kimberly M. Hanna, DKH Capital, LLC (“DKH”) and Dove Ventures, LLC (“Dove”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Mr. Hanna has served as the Chief Executive Officer of Atlanticus Holdings Corporation (the “Issuer”) since its formation in 1996 and has served as the Chairman of the Board since the Issuer’s initial public offering in 1999. This Amendment is being filed to report the vesting of a performance stock option held by Mr. Hanna.

Information given in response to each item of this Amendment shall be deemed incorporated by reference in all other items of this Amendment, as applicable.

Item 1.	Security and Issuer.

This Amendment relates to the common stock, no par value per share of the Issuer. The principal executive office of the Issuer is Five Concourse Parkway, Suite 300, Atlanta, Georgia 30328.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	David G. Hanna;

(ii)	Kimberly M. Hanna;

(iii)	DKH; and

(iv)	Dove.

(b)

The address for each of David G. Hanna and Kimberly M. Hanna is c/o Atlanticus Holdings Corporation, Five Concourse Parkway, Suite 300, Atlanta, Georgia 30328. The address for each of DKH and Dove is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(c)

Mr. Hanna’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer. Ms. Hanna does not have a principal occupation or employment. The principal business of each of DKH and Dove is investment activities.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of David G. Hanna and Kimberly M. Hanna is a citizen of the United States of America. Each of DKH and Dove is a Nevada limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.	Purpose of Transaction.

Stock Option Award

On February 17, 2017, the Issuer’s Compensation Committee granted David G. Hanna a stock option award for up to 1,000,000 shares of the Issuer’s common stock, subject to the achievement of performance criteria, under the Issuer’s Second Amended and Restated 2014 Equity Incentive Plan. On February 17, 2020, the stock option vested in full. The stock option has an exercise price of $2.78 and expires on February 17, 2022.

Series A Convertible Preferred Stock

As previously disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2019, the Issuer and Dove entered into a payoff letter (the “Payoff Letter”), pursuant to which the Issuer agreed to issue Dove 400,000 shares of newly-created Series A Cumulative Convertible Preferred Stock, no par value (the “Series A Convertible Preferred Stock”), in exchange for full satisfaction of the $40.0 million that the Issuer owed Dove under the Loan and Security Agreement, dated as of November 26, 2014, as previously amended, among the Issuer, certain subsidiary guarantors of the Issuer and Dove. The Issuer and Dove signed the Payoff Letter and completed the transactions provided for under the Payoff Letter on December 27, 2019.

In connection with the issuance of the Series A Convertible Preferred Stock, on December 27, 2019, the Issuer filed the Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (the “Articles of Amendment”) with the Georgia Secretary of State. The Articles of Amendment, which establishes the rights, preferences, privileges, qualifications, restrictions and limitations relating to the Series A Convertible Preferred Stock, became effective upon filing.

Pursuant to the Articles of Amendment, the Series A Convertible Preferred Stock has the following terms:

Liquidation Preference:

The Series A Convertible Preferred Stock ranks (i) senior in liquidation to all existing and future classes of the Issuer’s common stock and (ii) pari passu or senior to all existing and future classes of preferred stock.

Per Share Liquidation Preference:	$100.

Dividends:	6% per year, cumulative, non-compounding, on the liquidation preference of $100.

Redemption:

The Series A Convertible Preferred Stock is perpetual and has no maturity date. The Issuer may, at its option, redeem the shares of Series A Convertible Preferred Stock on or after January 1, 2025 at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends. At the request of a majority of the holders of the Series A Convertible Preferred Stock, the Issuer shall offer to redeem all of the Series A Convertible Preferred Stock at a redemption price equal to $100 per share, plus any accumulated and unpaid dividends, at the option of the holders thereof, on or after January 1, 2024.

Conversion:

Upon the election by the holders of a majority of the Series A Convertible Preferred Stock, each share of the Series A Convertible Preferred Stock is convertible into the number of shares of the Issuer’s common stock as is determined by dividing (i) the sum of (a) $100 and (b) any accumulated and unpaid dividends on such share by (ii) an initial conversion price equal to $10 per share, subject to certain adjustment in certain circumstances to prevent dilution.

Voting Rights:

Except for approval of adverse changes to the terms of the Series A Convertible Preferred Stock, approval of sale of all or substantially all of the Issuer’s assets, and triggering redemption or conversion of the Series A Convertible Preferred Stock, the holders of the Series A Convertible Preferred Stock have no voting rights except as required by law.

The terms of the Series A Convertible Preferred Stock are more fully described in the Articles of Amendment, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein.

Dove is a limited liability company owned by three trusts.  David G. Hanna is the sole shareholder and the President of the corporation that serves as the sole trustee of one of the trusts the beneficiaries of which include David G. Hanna.  Frank J. Hanna, III is the sole shareholder and the President of the corporation that serves as the sole trustee of the other two trusts the beneficiaries of which include Frank J. Hanna, III.  David G. Hanna and Frank J. Hanna, III are brothers.

Additional Information

David G. Hanna is the Chief Executive Officer and Chairman of the Board of the Issuer. In these capacities, Mr. Hanna takes, and will continue to take, an active role in the Issuer’s management and strategic direction. Subject to the factors discussed below, applicable law and the policies of the Issuer, each Reporting Person may from time to time purchase additional securities of the Issuer, or rights or options to purchase such securities, through open market or privately negotiated transactions or exercises of derivative securities, or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action such Reporting Person deems to be in his, her or its best interests, or otherwise, depending upon existing market conditions, the price and availability of such securities and other considerations discussed in this paragraph. Each Reporting Person intends to review on a continuing basis various factors relating to his, her or its investment in the Issuer, including but not limited to the Issuer’s business and prospects, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, other investment and business opportunities available to such Reporting Person, such Reporting Person’s general investment and trading practices, market conditions, estate planning considerations or other factors. Each Reporting Person has not yet determined which of the courses of actions specified in this paragraph he, she or it may ultimately take.

Except as set forth herein and other than in David G. Hanna’s capacity as an officer or director of the Issuer, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the following: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i); provided that any Reporting Person may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his, her or its position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the Board, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer.

(a)	Items 7 through 11 and 13 of the cover pages of this Amendment and the footnotes thereto are incorporated herein by reference.

(b)	Items 7 through 11 and 13 of the cover pages of this Amendment and the footnotes thereto are incorporated herein by reference.

(c)	Other than as described in this Amendment, no Reporting Person has effected any transaction in the Issuer’s securities in the last 60 days.

(d)

To the knowledge of each Reporting Person, other than as described in this Amendment, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer owned by it.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6, as applicable.

Stockholders Agreement

On April 28, 1999, the Issuer, David G. Hanna, Frank J. Hanna, III, certain trusts that were affiliates of the Hannas, Richard W. Gilbert and Richard R. House entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which the parties agreed that (i) if one or more of the shareholders accepts a bona fide offer from a third party to purchase more than 50% of the outstanding common stock, each of the other shareholders that is a party to the agreement may elect to sell his shares to the purchaser on the same terms and conditions, and (ii) if shareholders that are a party to the agreement owning more than 50% of the common stock propose to transfer all of their shares to a third party, then such transferring shareholders may require the other shareholders that are a party to the agreement to sell all of the shares owned by them to the proposed transferee on the same terms and conditions. The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which is attached hereto as Exhibit C and is incorporated by reference herein.

Common Stock Pledges

All of the shares of common stock held by DKH have been pledged to secure a loan from an entity controlled by Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family. The pledge agreement, prior to default, does not grant to the pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

The amounts disclosed in this Amendment exclude 4,098,072 shares of common stock that have been pledged to an entity controlled by David G. Hanna and members of David G. Hanna’s immediate family to secure a loan to an entity controlled by Frank J. Hanna, III and members of Frank J. Hanna, III’s immediate family. The pledge agreement, prior to default, does not grant to the pledgee (i) the power to vote or to direct the vote of the pledged shares or (ii) the power to dispose or direct the disposition of the pledged shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

A	Joint Filing Agreement Pursuant to Rule 13d-1(k)

B

Articles of Amendment Establishing Cumulative Convertible Preferred Stock, Series A (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 30, 2019)

C	Stockholders Agreement dated as of April 28, 1999 (incorporated by reference from Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on January 18, 2000)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020	/s/ David G. Hanna
David G. Hanna

/s/ Kimberly M. Hanna
Kimberly M. Hanna

DKH Capital, LLC

By: /s/ Kimberly M. Hanna
Name: Kimberly M. Hanna
Title: Manager

Dove Ventures, LLC

By: /s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Assistant Secretary

Exhibit A

Joint Filing Agreement

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: February 21, 2020

/s/ David G. Hanna
David G. Hanna

/s/ Kimberly M. Hanna
Kimberly M. Hanna

DKH Capital, LLC

By: /s/ Kimberly M. Hanna
Name: Kimberly M. Hanna
Title: Manager

Dove Ventures, LLC

By: /s/ Joshua C. Miller
Name: Joshua C. Miller
Title: Assistant Secretary